700 Sixth Street, NW, Suite 700 Washington, DC 20004-24153980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

May 25, 2016

Via EDGAR

James O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Newtek Business Services Corp.
Preliminary Proxy Statement for the Special Meeting of Shareholders

Dear Mr. O’Connor:

On behalf of Newtek Business Services Corp. (the “Company”), we are submitting this letter at the request of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in response to comments received on May 24, 2016 regarding the Company’s Preliminary Proxy Statement for the Company’s Special Meeting of Stockholders, as filed on May 19, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Page 7 - Since no routine matters will be considered at the Special Meeting of Shareholders, revise the “Quorum Required” and “Voting and Revocation of Proxies” sections to provide that the Company does not expect that there will be any broker non-votes.

Response: The Company has revised the disclosure accordingly.

2.	Comment: Page 9 - Please confirm that there will be no nominees for director at the time of the Special Meeting of Shareholders.

Response: The Company confirms there will be no nominees for director at the time of the Special Meeting of Shareholders, and has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

May 25, 2016

3.	Page 16 – Revise the disclosure regarding RICs to provide that a RIC does not automatically receive pass-through tax treatment.

Response: The Company has revised the disclosure accordingly.

4.	Page 22 – The disclosure states ““there will be no limit on the percentage below NAV at which our Common Shares may be sold in an offering by the Company under this Proposal.” Please create a fourth column in the table on page 22 that shows the effect of a 20% issuance (the maximum size of an offering) at a 100% discount.

Response: The Company has revised the disclosure accordingly.

*                          *                         *

In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Cynthia Krus at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus